Cardiff Lexington Corporation

710 East Main Street

Lexington, KY 40502

February 10, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Robert Augustin

Re:	Cardiff Lexington Corporation
Withdrawal of Acceleration Request for Registration Statement on Form S-1
File No. 333-292145

Ladies and Gentlemen,

Reference is made to our letter, dated January 29, 2026, in which we requested acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m. (Eastern Time) on January 30, 2026, which we verbally withdrew on January 30, 2026. We hereby formally, and with immediate effect, withdraw our request for acceleration of the effective date.

Respectfully,

Cardiff Lexington Corporation

By: /s/ Alex Cunningham

Alex Cunningham

Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.